Registration No.  333-92553
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 394

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 15, 1999 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                  SEMICONDUCTOR SELECT PORTFOLIO SERIES
            SOFTWARE INNOVATIONS 2000 SELECT PORTFOLIO SERIES
                    SEMICONDUCTOR PORTFOLIO, SERIES 3
              SOFTWARE INNOVATIONS 2000 PORTFOLIO, SERIES 2
                                  FT 394


FT 394 is a series of a unit investment trust, the FT Series. Each of the four portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 394 consisting of a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Semiconductor Select Portfolio Series and Software Innovations 2000 Select Portfolio Series (the "Select Portfolio Series") each has an expected maturity of approximately 18 months. Semiconductor Portfolio, Series 3 and Software Innovations 2000 Portfolio, Series 2 (the "Portfolio Series") each has an expected maturity of approximately five years.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533


            The date of this prospectus is December 15, 1999

                      Table of Contents
Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           15
Portfolios                                              16
Risk Factors                                            17
Portfolio Securities Descriptions                       18
Public Offering                                         22
Distribution of Units                                   24
The Sponsor's Profits                                   25
The Secondary Market                                    25
How We Purchase Units                                   26
Expenses and Charges                                    26
Tax Status                                              27
Retirement Plans                                        28
Rights of Unit Holders                                  28
Income and Capital Distributions                        29
Redeeming Your Units                                    29
Removing Securities from a Trust                        30
Amending or Terminating the Indenture                   31
Information on the Sponsor, Trustee and Evaluator       32
Other Information                                       33

                    Summary of Essential Information
                                 FT 394


                    At the Opening of Business on the
                Initial Date of Deposit-December 15, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                      Semiconductor       Software
                                                                                      Select              Innovations 2000
                                                                                      Portfolio           Select Portfolio
                                                                                      Series              Series
                                                                                      ____________        ________________
Initial Number of Units (1)                                                                  14,495              14,615
Fractional Undivided Interest in the Trust per Unit (1)                                    1/14,495            1/14,615
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                    $       9.900       $       9.900
    Maximum Sales Charge of 3.25% of the Public Offering Price per Unit
        (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)                                  $        .325       $        .325
    Less Deferred Sales Charge per Unit                                               $       (.225)      $       (.225)
Public Offering Price per Unit (4)                                                    $      10.000       $      10.000
Sponsor's Initial Repurchase Price per Unit (5)                                       $       9.675       $       9.675
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                                  $       9.675       $       9.675
Cash CUSIP Number                                                                        30264K 129          30264K 145
Reinvestment CUSIP Number                                                                30264K 137          30264K 152
Security Code                                                                                 57784               57786
Mandatory Termination Date (6)                                                        June 15, 2001       June 15, 2001

First Settlement Date                       December 20, 1999
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 4.

               Summary of Essential Information
                                 FT 394


At the Opening of Business on the Initial Date of Deposit-December 15, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                     Semiconductor        Software
                                                                                     Portfolio            Innovations 2000
                                                                                     Series 3             Portfolio, Series 2
                                                                                     ___________          ___________________
Initial Number of Units (1)                                                                    14,495               14,615
Fractional Undivided Interest in the Trust per Unit (1)                                      1/14,495             1/14,615
Public Offering Price:
   Aggregate Offering Price Evaluation
    of Securities per Unit (2)                                                       $          9.900     $          9.900
   Maximum Sales Charge of 4.50% of the Public Offering
      Price per Unit (4.545% of the net amount invested,
         exclusive of the deferred sales charge) (3)                                 $           .450     $           .450
   Less Deferred Sales Charge per Unit                                               $          (.350)    $          (.350)
Public Offering Price per Unit (4)                                                   $         10.000     $         10.000
Sponsor's Initial Repurchase Price per Unit (5)                                      $          9.550     $          9.550
Redemption Price per Unit (based on
    aggregate underlying value of Securities
    less deferred sales charge) (5)                                                  $          9.550     $          9.550
Cash CUSIP Number                                                                          30264K 160           30264K 186
Reinvestment CUSIP Number                                                                  30264K 178           30264K 194
Security Code                                                                                   57790                57788
Mandatory Termination Date (6)                                                       January 14, 2005     January 14, 2005

First Settlement Date                  December 20, 1999
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, and each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                              Semiconductor            Software Innovations
                                                                              Select                   2000
                                                                              Portfolio Series         Select Portfolio Series
                                                                              ________________         _______________________
                                                                                           Amount                  Amount
                                                                                           per Unit                per Unit
                                                                                           ________                ________

Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                                      1.00%(a)     $.100       1.00%(a)    $.100
Deferred sales charge                                                         2.25%(b)      .225       2.25%(b)     .225
                                                                              ______       ______      ______      ______
Maximum sales charge                                                          3.25%        $.325       3.25%       $.325
                                                                              ======       ======      ======      ======
Maximum sales charge imposed on reinvested dividends                          2.25%(c)     $.225       2.25%(c)    $.225
                                                                              ======       ======      ======      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                                  .260%(d)     $.0260       .260%(d)   $.0260
                                                                              =======      ======      =======     =======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees         .079%       $.0080       .079%      $.0080
Trustee's fee and other operating expenses                                     .116%(e)     .0117       .116%(e)    .0117
                                                                               ______      ______       ______     ______
  Total                                                                        .195%       $.0197       .195%      $.0197
                                                                               ======      ======       ======     ======

                                                                               Semiconductor           Software
                                                                               Portfolio               Innovations 2000
                                                                               Series 3                Portfolio, Series 2
                                                                               ____________            ___________________
                                                                                           Amount                  Amount
                                                                                           per Unit                per Unit
                                                                                           ______                  ______
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                                       1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge                                                          3.50%(b)     .350       3.50%(b)     .350
                                                                               ______      ______      ______      ______
Maximum sales charge                                                           4.50%       $.450       4.50%       $.450
                                                                               ======      ======      ======      ======
Maximum sales charge imposed
    on reinvested dividends                                                    3.50%(c)    $.350       3.50%(c)    $.350
                                                                               =======     ======      ======      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                                    .225%(d)   $.0225       .225%(d)   $.0225
                                                                               =======     ======      =======     ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping,
    administrative and evaluation fees                                          .100%      $.0098       .100%      $.0098
Trustee's fee and other operating expenses                                      .152%(e)    .0149       .152%(e)    .0149
                                                                                ______     ______      ______      ______
  Total                                                                         .252%      $.0247       .252%      $.0247
                                                                                ======     ======      ======      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     18 Months (f) 3 Years   5 Years
                                                          ______     _____________ ________  _______
Semiconductor Select Portfolio Series                     $371       $381          $ -       $ -
Software Innovations 2000 Select Portfolio Series          371        381             -         -
Semiconductor Portfolio, Series 3                          498        N.A.          549       606
Software Innovations 2000 Portfolio, Series 2              498        N.A.          549       606

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge of 3.25% of the Public Offering Price for each Select Portfolio Series (4.50% in the case of each Portfolio Series), and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series, which will be deducted in five monthly installments of $.045 per Unit for each Select Portfolio Series and $.07 per Unit for each Portfolio Series on the 20th day of each month (or the preceding business day if the 20th day is not a business day) from July 20, 2000 through November 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.50% of the Public Offering Price for each Portfolio Series. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) For the Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating those Trusts' registration statements. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f) For each Select Portfolio Series, the Example represents the estimated costs incurred through each Trust's approximate 18-month life.

                Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 394


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 394, comprised of Semiconductor Select Portfolio Series; Software Innovations 2000 Select Portfolio Series; Semiconductor Portfolio, Series 3; and Software Innovations 2000 Portfolio, Series 2 as of the opening of business on December 15, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on December 15, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 394, comprised of Semiconductor Select Portfolio Series; Software Innovations 2000 Select Portfolio Series; Semiconductor Portfolio, Series 3; and Software Innovations 2000 Portfolio, Series 2 at the opening of business on December 15, 1999 in conformity with generally accepted accounting principles.



                                 ERNST & YOUNG LLP


Chicago, Illinois
December 15, 1999

                         Statements of Net Assets

                                 FT 394


                    At the Opening of Business on the
                Initial Date of Deposit-December 15, 1999


                                                                                       Semiconductor       Software
                                                                                       Select              Innovations 2000
                                                                                       Portfolio           Select Portfolio
                                                                                       Series              Series
                                                                                       ____________        ________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                                     $143,503            $144,685
Less liability for reimbursement to Sponsor for organization costs (3)                     (377)               (380)
Less liability for deferred sales charge (4)                                             (3,261)             (3,288)
                                                                                       ________            ________
Net assets                                                                             $139,865            $141,017
                                                                                       ========            ========
Units outstanding                                                                        14,495              14,615

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                  $144,953            $146,147
Less maximum sales charge (5)                                                            (4,711)             (4,750)
Less estimated reimbursement to Sponsor for organization costs (3)                         (377)               (380)
                                                                                       ________            ________
Net assets                                                                             $139,865            $141,017
                                                                                       ========            ========

______________

See "Notes to Statements of Net Assets" on page 9.

                    Statements of Net Assets (cont'd.)

                                 FT 394


At the Opening of Business on the Initial Date of Deposit-December 15,
                                  1999


                                                                                      Semiconductor       Software
                                                                                      Portfolio           Innovations 2000
                                                                                      Series 3            Portfolio, Series 2
                                                                                      ______________      ___________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $143,503            $144,685
Less liability for reimbursement to Sponsor for organization costs (3)                    (326)               (329)
Less liability for deferred sales charge (4)                                            (5,073)             (5,115)
                                                                                      ________            ________
Net assets                                                                            $138,104            $139,241
                                                                                      ========            ========
Units outstanding                                                                       14,495              14,615

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                 $144,953            $146,147
Less maximum sales charge (5)                                                           (6,523)             (6,577)
Less estimated reimbursement to Sponsor for organization costs (3)                        (326)               (329)
                                                                                      ________            ________
Net assets                                                                            $138,104            $139,241
                                                                                      ========            ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $800,000 will be allocated among each of the four Trusts in FT 394, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit in the case of each Select Portfolio Series, or $.35 per Unit in the case of each Portfolio Series, payable to us in five equal monthly installments beginning on July 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 20, 2000. If you redeem your Units before November 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                        Schedule of Investments

                  Semiconductor Select Portfolio Series
                                 FT 394


                    At the Opening of Business on the
                Initial Date of Deposit-December 15, 1999


                                                                                   Percentage
Number                                                                             of Aggregate    Market        Cost of
of         Ticker Symbol and                                                       Offering        Value per     Securities to
Shares     Name of Issuer of Securities (1)                                        Price           Share         the Trust (2)
______     _______________________________________                                 __________      _________     _____________
           Semiconductors
           ______________
127        ALTR        Altera Corporation                                            4%            $ 45.438      $  5,771
 88        ADI         Analog Devices, Inc.                                          4%              67.500         5,940
 58        AMCC        Applied Micro Circuits Corporation                            4%              99.500         5,771
 28        BRCM        Broadcom Corporation (Class A)                                4%             201.375         5,638
 91        CNXT        Conexant Systems, Inc.                                        4%              61.938         5,636
 80        INTC        Intel Corporation                                             4%              72.813         5,825
133        LSCC        Lattice Semiconductor Corporation                             4%              42.250         5,619
 89        LLTC        Linear Technology Corporation                                 4%              65.438         5,824
 72        MXIM        Maxim Integrated Products, Inc.                               4%              79.750         5,742
126        MCRL        Micrel, Incorporated                                          4%              45.438         5,725
 48        MOT         Motorola, Inc.                                                4%             118.938         5,709
139        NSM         National Semiconductor Corporation                            4%              41.250         5,734
 53        PMCS        PMC-Sierra, Inc. (3)                                          4%             106.313         5,635
 45        QLGC        QLogic Corporation                                            4%             127.063         5,718
 87        RFMD        RF Micro Devices, Inc.                                        4%              65.375         5,688
 45        STM         STMicroelectronics N.V. (3)                                   4%             127.625         5,743
160        TSM         Taiwan Semiconductor Manufacturing
                            Company Ltd. (ADR)                                       4%              36.813         5,890
 59        TXN         Texas Instruments Incorporated                                4%              96.563         5,697
127        VTSS        Vitesse Semiconductor Corporation                             4%              45.375         5,763
 73        XLNX        Xilinx, Inc.                                                  4%              78.938         5,762

           Semiconductor Design Software
           _____________________________
 94        SNPS        Synopsys, Inc.                                                4%              60.063         5,646

           Semiconductor Equipment
           _______________________
 60        ASML        ASM Lithography Holding N.V. (3)                              4%              96.875         5,812
 56        AMAT        Applied Materials, Inc.                                       4%             104.563         5,856
 69        KLAC        KLA-Tencor Corporation                                        4%              82.563         5,697
 76        NVLS        Novellus Systems, Inc.                                        4%              74.500         5,662
                                                                                   ______                        ________
                             Total Investments                                     100%                          $143,503
                                                                                   ======                        ========

_________________

See "Notes to Schedules of Investments" on page 13.

                         Schedule of Investments

            Software Innovations 2000 Select Portfolio Series
                                 FT 394


                    At the Opening of Business on the
                Initial Date of Deposit-December 15, 1999


                                                                              Percentage
                                                                              of Aggregate     Market       Cost of
Number       Ticker Symbol and                                                Offering         Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                 Price            Share        the Trust (2)
_________    _____________________________________                            _________        ______       _________
             Application Software
             ____________________
 97          ADBE       Adobe Systems Incorporated                              4%             $ 60.625     $  5,881
 48          CMVT       Comverse Technology, Inc.                               4%              121.625        5,838
 59          MSFT       Microsoft Corporation                                   4%               98.688        5,823
149          PAYX       Paychex, Inc.                                           4%               39.375        5,867
 37          RNWK       RealNetworks, Inc.                                      4%              149.500        5,531

             Computer Data Security Software
             _______________________________
 30          CHKP       Check Point Software Technologies Ltd. (3)              4%              191.375        5,741
 51          VRSN       VeriSign, Inc.                                          4%              115.500        5,890

             e-Business Software
             ___________________
 25          ARBA       Ariba, Inc.                                             4%              234.250        5,856
 46          BVSN       BroadVision, Inc.                                       4%              123.000        5,658
 14          CMRC       Commerce One, Inc.                                      4%              417.000        5,838
 41          ISLD       Digital Island                                          4%              140.000        5,740
 62          SCNT       Scient Corporation                                      4%               93.000        5,766

             Enterprise Software
             ___________________
 50          BEAS       BEA Systems, Inc.                                       4%              115.000        5,750
 87          BMCS       BMC Software, Inc.                                      4%               66.375        5,775
 54          CTXS       Citrix Systems, Inc.                                    4%              107.750        5,819
 99          CA         Computer Associates International, Inc.                 4%               59.063        5,847
166          CPWR       Compuware Corporation                                   4%               34.875        5,789
 45          ITWO       i2 Technologies, Inc.                                   4%              128.750        5,794
 75          ORCL       Oracle Corporation                                      4%               76.938        5,770
 77          PRGN       Peregrine Systems, Inc.                                 4%               73.750        5,679
 26          RHAT       Red Hat, Inc.                                           4%              217.000        5,642
123          SAP        SAP AG (ADR)                                            4%               48.063        5,912
 68          SEBL       Siebel Systems, Inc.                                    4%               85.625        5,822

             Storage Management Software
             ___________________________
 81          LGTO       Legato Systems, Inc.                                    4%               72.875        5,903
 56          VRTS       VERITAS Software Corporation                            4%              102.750        5,754
                                                                              ______                        _________
                              Total Investments                               100%                          $144,685
                                                                              ======                        =========

_____________

See "Notes to Schedules of Investments" on page 13.

                          Schedule of Investments

                    Semiconductor Portfolio, Series 3
                                 FT 394


                    At the Opening of Business on the
                Initial Date of Deposit-December 15, 1999


                                                                                   Percentage
                                                                                   of Aggregate    Market        Cost of
Number       Ticker Symbol and                                                     Offering        Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                      Price           Share         the Trust (2)
_______      _______________________________________                               __________      ______        ________
             Semiconductors
             ______________
127          ALTR       Altera Corporation                                           4%            $ 45.438      $  5,771
 88          ADI        Analog Devices, Inc.                                         4%              67.500         5,940
 58          AMCC       Applied Micro Circuits Corporation                           4%              99.500         5,771
 28          BRCM       Broadcom Corporation (Class A)                               4%             201.375         5,638
 91          CNXT       Conexant Systems, Inc.                                       4%              61.938         5,636
 80          INTC       Intel Corporation                                            4%              72.813         5,825
133          LSCC       Lattice Semiconductor Corporation                            4%              42.250         5,619
 89          LLTC       Linear Technology Corporation                                4%              65.438         5,824
 72          MXIM       Maxim Integrated Products, Inc.                              4%              79.750         5,742
126          MCRL       Micrel, Incorporated                                         4%              45.438         5,725
 48          MOT        Motorola, Inc.                                               4%             118.938         5,709
139          NSM        National Semiconductor Corporation                           4%              41.250         5,734
 53          PMCS       PMC-Sierra, Inc. (3)                                         4%             106.313         5,635
 45          QLGC       QLogic Corporation                                           4%             127.063         5,718
 87          RFMD       RF Micro Devices, Inc.                                       4%              65.375         5,688
 45          STM        STMicroelectronics N.V. (3)                                  4%             127.625         5,743
160          TSM        Taiwan Semiconductor Manufacturing
                             Company Ltd. (ADR)                                      4%              36.813         5,890
 59          TXN        Texas Instruments Incorporated                               4%              96.563         5,697
127          VTSS       Vitesse Semiconductor Corporation                            4%              45.375         5,763
 73          XLNX       Xilinx, Inc.                                                 4%              78.938         5,762

             Semiconductor Design Software
             _____________________________
 94          SNPS       Synopsys, Inc.                                               4%              60.063         5,646

             Semiconductor Equipment
             _____________________
 60          ASML       ASM Lithography Holding N.V. (3)                             4%              96.875         5,812
 56          AMAT       Applied Materials, Inc.                                      4%             104.563         5,856
 69          KLAC       KLA-Tencor Corporation                                       4%              82.563         5,697
 76          NVLS       Novellus Systems, Inc.                                       4%              74.500         5,662
                                                                                   ______                        ________
                              Total Investments                                    100%                          $143,503
                                                                                   ======                        ========

_____________

See "Notes to Schedules of Investments" on page 13.

                         Schedule of Investments

              Software Innovations 2000 Portfolio, Series 2
                                 FT 394


                    At the Opening of Business on the
                Initial Date of Deposit-December 15, 1999


                                                                                  Percentage
                                                                                  of Aggregate     Market        Cost of
Number        Ticker Symbol and                                                   Offering         Value per     Securities to
of Shares     Name of Issuer of Securities (1)                                    Price            Share         the Trust (2)
_________     _____________________________________                               ___________      _________     _____________
              Application Software
              ____________________
 97           ADBE       Adobe Systems Incorporated                                 4%             $ 60.625      $  5,881
 48           CMVT       Comverse Technology, Inc.                                  4%              121.625         5,838
 59           MSFT       Microsoft Corporation                                      4%               98.688         5,823
149           PAYX       Paychex, Inc.                                              4%               39.375         5,867
 37           RNWK       RealNetworks, Inc.                                         4%              149.500         5,531

              Computer Data Security Software
              _______________________________
 30           CHKP       Check Point Software Technologies Ltd. (3)                 4%              191.375         5,741
 51           VRSN       VeriSign, Inc.                                             4%              115.500         5,890

              e-Business Software
              __________________
 25           ARBA       Ariba, Inc.                                                4%              234.250         5,856
 46           BVSN       BroadVision, Inc.                                          4%              123.000         5,658
 14           CMRC       Commerce One, Inc.                                         4%              417.000         5,838
 41           ISLD       Digital Island                                             4%              140.000         5,740
 62           SCNT       Scient Corporation                                         4%               93.000         5,766

              Enterprise Software
              ___________________
 50           BEAS       BEA Systems, Inc.                                          4%              115.000         5,750
 87           BMCS       BMC Software, Inc.                                         4%               66.375         5,775
 54           CTXS       Citrix Systems, Inc.                                       4%              107.750         5,819
 99           CA         Computer Associates International, Inc.                    4%               59.063         5,847
166           CPWR       Compuware Corporation                                      4%               34.875         5,789
 45           ITWO       i2 Technologies, Inc.                                      4%              128.750         5,794
 75           ORCL       Oracle Corporation                                         4%               76.938         5,770
 77           PRGN       Peregrine Systems, Inc.                                    4%               73.750         5,679
 26           RHAT       Red Hat, Inc.                                              4%              217.000         5,642
123           SAP        SAP AG (ADR)                                               4%               48.063         5,912
 68           SEBL       Siebel Systems, Inc.                                       4%               85.625         5,822

              Storage Management Software
              ___________________________
 81           LGTO       Legato Systems, Inc.                                       4%               72.875         5,903
 56           VRTS       VERITAS Software Corporation                               4%              102.750         5,754
                                                                                  ______                         _________
                               Total Investments                                  100%                           $144,685
                                                                                  ======                         =========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on December 14, 1999. Each Select Portfolio Series has a Mandatory Termination Date of June 15, 2001. Each Portfolio Series has a Mandatory Termination Date of January 14, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an

Page 13

affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                         Cost of
                                                         Securities      Profit
                                                         to Sponsor      (Loss)
                                                         _________       _______
Semiconductor Select Portfolio Series                    $143,647        $(144)
Software Innovations 2000 Select Portfolio Series         145,116         (431)
Semiconductor Portfolio, Series 3                         143,647         (144)
Software Innovations 2000 Portfolio, Series 2             145,116         (431)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of a unit investment trust which we have named the FT Series. We designate each of these series of the FT Series with a different series number. Each of the following is a separate portfolio, or series, of FT 394:

- Semiconductor Select Portfolio Series

- Software Innovations 2000 Select Portfolio Series

- Semiconductor Portfolio, Series 3

- Software Innovations 2000 Portfolio, Series 2

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.


The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.


Semiconductor Select Portfolio Series and Semiconductor Portfolio, Series 3 each consist of a portfolio of common stocks of technology companies in the semiconductor industry.

PC sales drove the last big upturn in the semiconductor industry. Although the PC market is maturing, growth is still strong, as worldwide PC shipments increased by 28%, year-to-year in the second quarter of 1999. Current growth is also being driven in large part by the surge in wireless, wired and information appliances, such as handheld computers, Internet-enabled TV's and smart phones, as well as the infrastructure necessary to support them.

Cellular Growth. One of the major drivers of semiconductor industry growth continues to be cellular phones. There were over 180 million cellular phones produced in 1998, topping the number of PC's and TV's currently being produced. It is anticipated that new features such as links to laptop computers, e-mail, voice mail, good audio quality, Internet functionality and perhaps even video will all be offered on next generation phones. Increased demand for next generation phones has the potential to become a significant factor in growing semiconductor sales.

The Internet and Consumer Electronics. As Internet usage rises, the supply of chips used for Internet infrastructure is expected to tighten, which may potentially lead to rising profits for chip makers if alternative sources do not become available; a simple case of supply and demand. Additionally, a vast new infrastructure of telecommunications networks is needed for communications devices like MP3 players, digital cameras, modems and personal digital assistants.

The build-out of this network infrastructure, the proliferation of the Internet and wireless devices, and the digitalization of consumer electronics are all positive signals of strong demand for semiconductors.

The following factors support our positive outlook for the semiconductor industry:

- Worldwide semiconductor sales rose to $13.4 billion in October, the highest monthly sales number in the history of the semiconductor industry, surpassing the previous record of $13.19 billion set in November of 1995.

- The Semiconductor Industry Association predicts that worldwide sales of chips will top $144 billion in 1999, as the industry enters its first sustained recovery since 1995.

- Sales to the Japan and Asia/Pacific regions declined by 19.2% and 4.4% respectively last year, as both regions' financial crises reduced the demand for semiconductor-rich electronics. However, these two regions have been leading the global semiconductor recovery, with chip sales up 24.6% in the Asia/Pacific region and 22.6% in Japan year-to-year through October 1999.


Software Innovations 2000 Select Portfolio Series and Software Innovations 2000 Portfolio, Series 2 each consist of a portfolio of common stocks of companies that provide software products and services to address a wide variety of business needs, including application, computer data security, e-Business, enterprise and storage management.


The computer software industry has come a long way since the introduction of the first operating system. Today, one of the biggest challenges for software developers is to market products and services that are not only compatible with hardware, but improve its functionality.

The growing popularity of computer networking in the business community, coupled with the anticipated growth of e-commerce on the Internet, has boosted demand for software which can increase efficiency and productivity.

The following factors support our positive outlook for the software industry:

- Y2K related spending should begin to give way to corporate investment in other technological areas involving business application software.

- Consumer confidence levels are near 30-year highs. This indicates that consumers are very optimistic about the economy, which could lead to increased spending and borrowing for such big ticket items as personal computers and software.

- Software companies have traditionally marketed products that addressed back-office operations. Now that the Internet infrastructure is in place, the focus of technology is shifting to e-commerce. E-commerce represents a new opportunity and new challenges in the areas of front-office and customer service management.

- According to the U.S. Department of Commerce, core software industry annual receipts have increased from approximately $50 billion in 1990 to approximately $160 billion in 1998.

In our opinion, demand for software systems, such as those described in detail below, should experience significant growth in the near future.

Enterprise Resource Planning (ERP). ERP is high-end software designed to automate back-office operations for administrative purposes. ERP focuses on transaction management in areas such as manufacturing, distribution, accounting and human resources. It is estimated that 70% of Fortune 1,000 companies have either started ERP implementation or plan to by the year 2000.

Supply-Chain Management (SCM). Supply-chain software manages the flow of products across an entire operational spectrum ranging from raw materials procurement to the delivery of finished goods to consumers. SCM software helps companies forecast demand, shorten product life cycles and reduce inventories. Relative to ERP, SCM is less costly, takes less time to install, and tends to offer a return on investment much faster.

Customer Relationship Management (CRM). Unlike ERP and supply-chain software systems, which deal with back-office automation, CRM software focuses on front-office automation. This software automates sales, marketing, call center and field service operations. The emphasis on managing front-office activity should apply nicely to the facilitation of e-commerce. With the anticipated growth of e-commerce, we believe the market for CRM could grow significantly in coming years.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors


Price Volatility. The Trusts invest in common stocks of U.S. and foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.


Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of the Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Technology Industry. Because more than 25% of each Trust is invested in common stocks of companies in the technology industry, these Trusts are considered to be concentrated in the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories. Sales of software products, in particular, recently have been hurt as a result of companies allocating a majority of their technology budgets to address year 2000 concerns.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.


Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.


Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.


            Portfolio Securities Descriptions

Semiconductor.

Both the Semiconductor Select Portfolio Series and the Semiconductor Portfolio, Series 3 contain common stocks of the following companies:


Semiconductors
______________



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Analog Devices, Inc., headquartered in Norwood, Massachusetts, designs, makes and sells a broad line of high-performance linear, mixed signal and digital integrated circuits that address a wide range of real-world signal processing applications.



Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Lattice Semiconductor Corporation, headquartered in Hillsboro, Oregon, designs, develops and markets high and low density programmable logic devices, which are standard semiconductor components that can be configured by the end customer as specific logic functions. These devices enable the end customer to shorten design cycle times and reduce development costs.



Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



Micrel, Incorporated, headquartered in San Jose, California, designs, develops, manufactures and markets a range of high performance analog integrated circuits that are used in a wide variety of electronic products, including those in the communications, computer and industrial markets.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company's products are marketed throughout the world through a direct sales force and a network of distributors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular and PCS, cordless telephony, wireless security and remote meter reading.



STMicroelectronics N.V., headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.



Taiwan Semiconductor Manufacturing Company Ltd. (ADR), headquartered in Hsin-Chu, Taiwan, operates as an integrated circuit foundry which offers a comprehensive set of integrated circuit fabrication processes, including processes to make CMOS logic, mixed-mode, volatile and non-volatile memory and BiCMOS chips.



Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells CMOS programmable logic devices and related design software including field programmable gate arrays and erasable programmable logic devices.



Semiconductor Design Software
_____________________________



Synopsys, Inc., headquartered in Mountain View, California, develops, markets and supports electronic design automation products for designers of integrated circuits and electronic systems. The company also provides training, support and consulting services for its customers.



Semiconductor Equipment
_______________________



ASM Lithography Holding N.V., headquartered in Veldhoven, the
Netherlands, develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.



Applied Materials, Inc., headquartered in Santa Clara, California, develops, manufactures and markets semiconductor wafer fabrication equipment and related spare parts to semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.


Software.

Both the Software Innovations 2000 Select Portfolio Series and the Software Innovations 2000 Portfolio, Series 2 contain common stocks of the following companies:


Application Software
____________________



Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.




Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications. The company's products are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.



RealNetworks, Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."



Computer Data Security Software
_______________________________



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



e-Business Software
___________________



Ariba, Inc., headquartered in Sunnyvale, California, provides Internet- and intranet-based business-to-business e-commerce solutions for operating resources that include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Commerce One, Inc., headquartered in Walnut Creek, California, provides business-to-business electronic procurement solutions. The company's "The Commerce Chain Solution" dynamically links buying and supplying organizations into real-time trading communities, increasing efficiency and significantly reducing operational costs across the entire indirect supply chain.



Digital Island, headquartered in San Francisco, California, is a leading provider of network services for globalizing e-Business applications. The Company serves corporations which operate in multiple countries that need to securely and consistently extend business-critical applications for marketing, selling, servicing or distributing products via the Internet.



Scient Corporation, headquartered in San Francisco, California, provides professional services called e-Business systems innovation. The company provides integrated e-Business strategy and technology implementation services to clients who are creating e-Business or are expanding their existing businesses.



Enterprise Software
___________________



BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support mission-critical business applications. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.



BMC Software, Inc., headquartered in Houston, Texas, provides high-performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.



Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, supplies multi-user application server products that enable the effective and efficient enterprise-wide deployment of applications that are designed for Windows operating systems. The company's product lines include "WinFrame" and "MetaFrame."



Computer Associates International, Inc., headquartered in Islandia, New York, designs, develops, markets, licenses and supports an extensive array of enterprise management, information management and business application software products for use on a variety of hardware platforms.



Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.



Peregrine Systems, Inc., headquartered in San Diego, California, develops integrated suites of packaged infrastructure management application software which automate the management of complex, enterprise-wide information and infrastructure assets. The company's primary products are "ServiceCenter" and "AssetCenter."



Red Hat, Inc., headquartered in Durham, North Carolina, develops and provides open source software and services, including the "Red Hat Linux" operating system.



SAP AG (ADR), headquartered in Walldorf, Germany, is one of the largest enterprise software companies in the world. The company develops business software, consults on organizational usage of its applications software and provides training services.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



Storage Management Software
___________________________



Legato Systems, Inc., headquartered in Palo Alto, California, develops, sells and supports network storage management software products for heterogeneous client/server computing environments and large-scale enterprises.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge for each Trust (3.25% of the Public Offering Price for each Select Portfolio Series and 4.50% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.045 per Unit in the case of each Select Portfolio Series or $.07 per Unit in the case of each Portfolio Series will be deducted on the 20th day of each month from July 20, 2000 through November 20, 2000.


If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent December 31, commencing December 31, 2000, to a minimum sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                       Your maximum
If you invest                          sales charge
(in thousands):*                       will be:
_______________                        ____________
$50 but less than $100                 3.00%
$100 but less than $150                2.75%
$150 but less than $500                2.40%
$500 but less than $1,000              2.25%
$1,000 or more                         1.50%

For each Portfolio Series:

                                       Your maximum
If you invest                          sales charge
(in thousands):*                       will be:
________________                       ____________
$50 but less than $100                 4.25%
$100 but less than $250                4.00%
$250 but less than $500                3.50%
$500 or more                           2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


For the Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.



Dealers and other selling agents who sell Units of the Select Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:


Total Sales
per Trust                    Additional
(in millions):               Concession:
_________________            ___________
$15 but less than $25        .015%
$25 but less than $40        .025%
$40 but less than $50        .050%
$50 but less than $75        .125%
$75 but less than $100       .150%
$100 or more                 .200%


For the Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after December 31, 2000). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on the sale of Portfolio Series Units equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Portfolio Series on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of the Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales
per Trust                 Additional
(in millions):            Concession:
_________________         ___________
$1 but less than $2      .10%
$2 but less than $3      .15%
$3 but less than $10     .20%
$10 or more              .30%

For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of the Portfolio Series, costs incurred in annually updating the Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For the Portfolio Series, legal and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to the Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, the Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

              Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 34


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Page 35


                   FIRST TRUST (registered trademark)

                  Semiconductor Select Portfolio Series
            Software Innovations 2000 Select Portfolio Series
                     Semiconductor Portfolio, Series 3
              Software Innovations 2000 Portfolio, Series 2

                                 FT 394

                                Sponsor:

                          NIKE SECURITIES L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-92553) and


- Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington
   D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-202-942-
                                  8090.

 Information about the Trusts is available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            December 15, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 394 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated December 15, 1999. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentration
   Technology                                                  2

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of November 5, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentration

Technology. An investment in Units of the Trusts should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1
                           SIGNATURES

     The Registrant, FT 394, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; and The First Trust Combined Series 272 for purposes of the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 394, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 15, 1999.

                              FT 394

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   December 15, 1999
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated December 15, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-92553) and related Prospectus of FT 394.



                                               ERNST & YOUNG LLP


Chicago, Illinois
December 15, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 394 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-6